AMENDMENT TO DEALER AGREEMENT

This amendment (the “Amendment”) is made as of June 9, 2023 to the dealer agreement dated December 17, 2021 (the “Agreement”), by and between Nuveen Securities, LLC (“Nuveen” or the “Manager”) and Virtu Americas LLC (“Virtu” or the “Dealer” and, together with Nuveen, the “Parties”) with respect to the Nuveen AMT-Free Municipal Credit Income Fund.

WHEREAS, the Parties desire to amend the Agreement in order to reflect a change to the terms of compensation;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.	Section 1(d) of the Agreement is hereby deleted in its entirety and replaced with the following:

(d) The compensation to the Dealer, as a sub-placement agent of the Manager for each sale of the Shares pursuant to this Section 1, shall be as described in the Addendum to this Agreement. The compensation to the Manager, after payment of the Dealer’s compensation and further deduction for any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales, shall be as described in a separate Distribution Agreement between the Manager and the Fund and shall constitute the net proceeds to the Manager for such Shares (the “Net Proceeds”);

2.	The Addendum to the Agreement is deleted in its entirety and replaced with the attached Addendum.

3.	Except as expressly amended hereby, all the provisions of the Agreement are restated and in full force and effect to the same extent as if fully set forth herein.

4.	Capitalized terms not otherwise defined herein shall have the meanings set forth in the Agreement.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers.

Nuveen Securities, LLC		Virtu Americas LLC
(as sub-placement agent)
By:	/s/ Mark Winget	By:	/s/ Joshua R. Feldman
Name: Mark Winget		Name: Joshua R. Feldman
Title: Vice President and Assistant Secretary		Title: Managing Director

ADDENDUM

dated as of June 9, 2023

TO

DEALER AGREEMENT

dated December 17, 2021

BETWEEN

NUVEEN SECURITIES, LLC

AND

VIRTU AMERICAS LLC

Compensation payable to the Dealer for acting as a sub-placement agent on behalf of the Manager with respect to a specified sale of Shares pursuant to this Agreement shall be equal to seventy-five percent (75.0%) of the premium to net asset value with respect to the sale of any Shares sold until such compensation is equal to 0.80% of the aggregate Gross Sales Proceeds. The Dealer’s commission shall be paid by the Manager from the commission it receives from the Fund under a separate Distribution Agreement between the Manager and the Fund.

“Gross Sales Proceeds” with respect to each sale of Shares shall be the gross sales price per Share multiplied by the number of Shares sold. The gross sales price with respect to each sale of Shares sold pursuant to the Agreement shall be the gross sales price per Share of such Shares.